EXHIBIT 99.36

April 17, 2020

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan Manitoba Securities Commission

Ontario Securities Commission
Autorité des marchés financiers

Financial and Consumer Services Commission (New Brunswick) Securities Commission of Newfoundland and Labrador

Superintendent of Securities, Department of Justice and Public Safety, Prince Edward Island
Nova Scotia Securities Commission

Dear Sirs and Mesdames:

Re: mCloud Technologies Corp.

We refer to the final short form base shelf prospectus of mCloud Technologies Corp. (the “Company”) dated April 17, 2020 (the “Prospectus”) qualifying the distribution of common shares, preferred shares, debt securities, subscription receipts, warrants and units.

We consent to being names in the Prospectus under the heading “Legal Matters” and on page ii of the Prospectus.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are within our knowledge as a result of the services performed by us in connection with the Prospectus.

Yours very truly,

(signed) “Owens Wright LLP”

OWENS WRIGHT LLP

300-20 Holly Street, Toronto, Ontario M4S 3B1

Tel: 416.486.9800 | Fax: 416.486.3309

owenswright.com